Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dividend Capital Trust Inc.:

We consent to the use of our reports dated March 7, 2006, with respect to the consolidated balance sheets of Dividend Capital Trust Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity (deficit) and other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule, which reports appear in the December 31, 2005 annual report on Form 10-K of Dividend Capital Trust Inc. included herein and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG LLP

Denver, Colorado

April 4, 2006